September 20, 2021

VIA EDGAR AND EMAIL

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:  Jan Woo, Legal Branch Chief

Matthew Crispino, Staff Attorney
Lisa Etheredge, Staff Accountant
Robert Littlepage, Accounting Branch Chief

 Re:    EngageSmart, LLC

 (to be converted into a corporation

 and renamed EngageSmart, Inc.)

 Registration Statement on Form S-1

 Filed August 27, 2021

 Registration No. 333-259101

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on September 22, 2021, at 4:00 P.M., (Eastern time), or as soon thereafter as practicable, or at such later time as EngageSmart, LLC (to be converted to EngageSmart, Inc., the “Company”) or its counsel may request via telephone call to the staff. Please contact Ian D. Schuman of Latham & Watkins LLP, counsel to the Company, at (212) 906-1894 or in his absence, Stelios G. Saffos at (212) 906-4520, to provide notice of effectiveness or if you have any other questions or concerns regarding this matter.

We understand that the staff of the United States Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

Sincerely yours,

EngageSmart, LLC

By:	/s/ Cassandra Hudson
Cassandra Hudson
Chief Financial Officer

cc:	Robert P. Bennett, EngageSmart, LLC

Cassandra Hudson, EngageSmart, LLC

Charles Kallenbach, EngageSmart, LLC

Ian D. Schuman, Latham & Watkins LLP

Stelios G. Saffos, Latham & Watkins LLP

Brittany D. Ruiz, Latham & Watkins LLP

[Signature Page to EngageSmart, LLC

Acceleration Request]